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Wes Burdine (He/Him)

Owner of The Black Hart of Saint
Paul

St Paul, Minnesota, United States ·

Contact info

3 connections

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Black Hart of Saint Paul

 **University of Minnesota**

Experience

Owner
Black Hart of Saint Paul · Full-time
Aug 2018 – Present · 3 yrs 1 mo
Greater Minneapolis-St. Paul Area

 **Co-Founder**
Minnesota Women's Soccer · Part-time
Jun 2021 – Present · 3 mos

 **Project Manager**
Medtronic · Full-time
Aug 2016 – May 2019 · 2 yrs 10 mos
Minneapolis, Minnesota, United States

Education



University of Minnesota
Doctor of Philosophy - PhD, Literature
2009 – 2017



Marquette University
Master of Arts - MA, Literature
2009 – 2017



Bethel University
Bachelor of Arts - BA, Literature
2009 – 2017



